UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SEC File Number
FORM 12b-25	001-34426

NOTIFICATION OF LATE FILING	CUSIP Number
046484101

(Check one):     ☒Form 10-K     ☐Form 20-F     ☐Form 11-K     ☐Form 10-Q     ☐Form 10-D     ☐Form N-SAR     ☐Form N-CSR

For Period Ended:

June 30, 2013

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

☐   Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	Astrotech Corporation

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):	401 Congress Ave. Suite 1650

City, State and Zip Code:	Austin, Texas 78701

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☒

(a)

The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Astrotech Corporation (the “Company”) could not, without unreasonable effort and expense, file its Annual Report on Form 10-K for the fiscal year ended June 30, 2013 (the “Annual Report”), within the prescribed time period.  On June 30, 2013,  the Company was in compliance with all of the covenants in its Loan Agreement, dated as of October 21, 2010, between the Company, Astrotech Space Operations, Inc. and Astrotech Florida Holdings, Inc., as Borrowers, and American Bank, N.A., as the Lender (the “Loan Agreement”).  The Company is required to provide a forward looking forecast to the lender and it is uncertain whether the Company will be able to remain in compliance with the covenants in its Loan Agreement. Management is diligently working with the lender to obtain a waiver; however the Company cannot assure that it will be successful.  Any non-compliance with the covenants in the Loan Agreement would place the Company’s debt in technical default and require a reclassification of the debt from long-term to short term at  June 30, 2013; therefore causing the Company’s short term liabilities to be greater than its short term assets.

The Company expects to file its Annual Report as soon as practicable, and in no event later than the fifteenth calendar day following the prescribed due date.

Part IV – Other Information

(1)

Name and telephone number of person to contact in regard to this notification

Carlisle Kirkpatrick	(512)	485-9530
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes       ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes      ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the event that the Company is unable to obtain a waiver from the lender, the Company expects to reclassify all long-term debt for the fiscal year ended June 30, 2013 as current debt, such that the current debt reported for 2013 is expected to be approximately $6.0 million, as compared to current debt of $372,000 for the fiscal year ended June 30, 2012.

This Form 12b-25 contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Additional written and oral forward-looking statements may be made by us from time to time in Securities and Exchange Commission (SEC) filings and otherwise. The Private Securities Litigation Reform Act of 1995 provides a safe-harbor for forward-looking statements. These forward-looking statements include statements that are predictive in nature and depend upon or refer to future events or conditions, and include, but are not limited to, information regarding the status and progress of our operating activities, the plans and objectives of our management and assumptions regarding our future performance, operating expenses, working capital needs, liquidity and capital requirements, business trends and competitiveness. Forward-looking statements include, but are not limited to, words such as “believe,” “plan,” “anticipate,” “estimate,” “project”, “may”, “planned”, “potential”, “should”, “will, “would”, “could”, “might”, “possible”, “contemplate”, “continue”, “expect,” “intend,” “seek” or the negative of or other variations on these and other similar expressions. In addition, any statements concerning future financial performance, ongoing business strategies or prospects, and possible future actions, are also forward-looking statements. We caution readers that results predicted by forward-looking statements, including, without limitation, those relating to our future business prospects, revenues, working capital, liquidity, capital needs, interest costs and income are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such material risks and uncertainties are set forth in the Company’s most recent Annual Report on Form 10-K, and any subsequent Quarterly Reports on Form 10-Q, each as filed with the SEC. You should not place undue reliance on these forward-looking statements, which reflect the Company’s opinions only as of the date of this Form 12b-25. The Company undertakes no obligation to publicly release any revisions to the forward-looking statements after the date of this Form 12b-25.

SIGNATURE

Astrotech Incorporated has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

ASTROTECH CORPORATION

By:	/s/ Thomas B. Pickens III
Thomas B. Pickens III Chief Executive Officer

Date: October 1, 2013